ISSUER FREE WRITING PROSPECTUS

Dated April 23, 2015

Filed Pursuant to Rule 433

Registration No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

FREE WRITING PROSPECTUS

Carey Watermark Investors 2 Incorporated (the “Company”) originally filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on June 11, 2014 and the registration statement became effective on April 13, 2015. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 13, 2015, is available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1609471/000104746915003538/a2224152z424b3.htm

Alternatively, the Company or Carey Financial, LLC, the dealer manager participating in the offering, will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-800-WP CAREY.

The article attached as Annex A and transcript attached as Annex B originally appeared on April 17, 2015 on the website of Hotel News Now, a division of STR, Inc., www.hotelnewsnow.com. The article reported on certain statements made by Michael Medzigian, CEO of the Company and of Carey Watermark Investors Incorporated (“CWI 1”) and Chairman and Managing Partner of Watermark Capital Partners, LLC, the parent company of the Company’s and CWI 1’s subadvisors, solely in his capacity as CEO of the Company and CWI 1 and Chairman and Managing Partner of Watermark Capital Partners, LLC.

The article was not prepared or reviewed by the Company prior to publication. Hotel News Now, the publisher of the article, routinely publishes articles on business news. Hotel News Now is not affiliated with the Company, and no payment was made nor was any consideration given to Hotel News Now by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Medzigian represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

The hotels described in the article are all owned by CWI 1 and not by the Company, except for the Marriott Sawgrass Golf Resort & Spa, which is owned 50% by CWI 1 and 50% by the Company. Similarly, the portfolio performance statistics cited in the article refer to CWI 1’s portfolio, not the Company’s portfolio.  CWI 1 has completed its capital raising activities, whereas the Company is in the initial stages of its capital raising activities.  There can be no assurance that the Company’s portfolio, once established, will perform similarly to that of CWI 1.

ANNEX A

CWI’s Medzigian pushes for more growth

April 17, 2015

CEO Michael Medzigian said the unique economic cycle and a new capital raise will help Carey Watermark Investors continue an expansion plan that has included acquiring 11 hotels during the past 15 months.

By Jeff Higley Editorial Director jeff@hotelnewsnow.com

(Video link to Hotel News Now interview with Michael Medzigian titled “CWI’s Medzigian pushes for growth.” See Annex B for transcript)

Callout on page:

Highlights

•                 Carey Watermark Investors has added 11 hotels to its roster during the past 15 months.

•                 The Chicago-based company owns 29 properties comprising nearly 7,900 guestrooms.

•                 CEO Michael Medzigian said the company in [sic] interested in acquiring a wide range of hotel types, but especially likes urban and resort markets.

ATLANTA — By acquiring 11 hotels since the beginning of 2014, including two during the first quarter of this year, Carey Watermark Investors has put itself in position for further growth.

The Chicago-based public non-traded real estate investment trust in January filed paperwork to launch a second investment fund that will raise up to $1.4 billion to acquire hotels and hotel-related properties. Michael Medzigian, president and CEO, said during a break at last month’s 27th annual Hunter Hotel Conference that the proceeds from the capital raise will allow CWI to continue on its growth-in-income strategy that targets hotels.

“We like those value-add opportunities to hopefully create value, capital appreciation over time,” Medzigian said. “We like those more stabilized opportunities for current income. We think when you blend the two together, the current income brings you risk mitigation; the value creation opportunities bring you more upside.”

Hotels targeted for acquisition will run the gamut from full-service branded hotels located in urban settings to resort properties to high-end independent urban and boutique hotels to select-service hotels.

“We’ve got the luxury as compared with the publicly traded REITs of building out the portfolio that we think is appropriate,” Medzigian said. “There aren’t analyst reports that are written on us each quarter, so we’re running the business in the way that we think is best for building the business.”

Growing during a ‘unique time’

CWI’s portfolio includes 29 properties comprising approximately 7,900 guestrooms. It employs various third-party management companies and brands to operate the hotels.

“By most any metric that you can look at right now, it’s a pretty unique time in the market,” Medzigian said. “If you just look at supply-demand fundamentals, demand continues to outstrip supply. And I think if you look at the analyst reports there’s nothing that shows that changing in the immediate term.”

According to CWI’s website, its portfolio outperformed the overall industry by a healthy margin in 2014 when compared with data from STR, the parent company of Hotel News Now. The company’s occupancy rate outpaced the industry 75.6% to 64.4%; its average daily rate outperformed the industry $193.91 to $115.32; and its revenue per available room exceeded the industry average $146.53 to $74.28.

“It’s been a unique recovery; there’s no question about that,” Medzigian said. “I’m not saying that the economy’s perfect, but as you push those things through the system I think that you got some of the things that were putting downward pressure on demand growth, put those behind you, then there was opportunity.

“When have we ever seen a recovery where that demand growth starts accelerating later in the cycle?”

CWI will maintain its philosophy of measured growth focused on key assets, Medzigian said.

Just because it’s a period of growth and the industry looks great doesn’t necessarily mean we think that’s when it’s time to invest,” he said. “It’s a combination of a lot of metrics that we look at: the health of the industry, the supply-demand outlook, the pricing of the asset.”

Since being launched in 2006, CWI has taken an aggressive approach to acquiring assets, Medzigian said. The company’s activity during the past 15 months includes:

•                 March 2015: acquired the 350-room Westin Pasadena for $142.5 million. Plans $15.5 million in capital expenditures.

•                 February 2015: acquired the 214-room Westin Minneapolis for $66.4 million. The company utilized $43.5 million in debt for the deal.

•                 November 2014: acquired the 295-room Kansas City Marriott Country Club Plaza for $57 million. The company utilized $38.5 million in debt for the deal and will spend $14.8 million in other acquisition-related costs and capital expenditures.

•                 October 2014: acquired the 104-room Staybridge Suites Savannah (Georgia) for $23 million (plus $2.7 million in other acquisition costs and planned capital expenditures); the 106-room Sanderling Resort on North Carolina’s Outer Banks for $38 million (plus $10.1 million of other acquisition-related costs and planned capital expenditures that include the addition of 24 rooms); and the 511-room Sawgrass Marriott Golf Resort & Spa in Florida for an undisclosed sum.

Other 2014 acquisitions include: a 302-room dual-branded Hampton Inn & Suites/Homewood Suites complex in Denver; the 256-room Boca Raton (Florida) Marriott at Boca Center; the 365-room Sheraton Austin (Texas) Hotel at the Capitol; the 224-room Courtyard Times Square West in New York City; and the 296-room Hyatt Place Austin Downtown.

Medzigian said the Westin Pasadena and Marriott Sawgrass are two prime examples of different property types CWI targets. The Westin is a stabilized core asset that will need some renovation. The Marriott Sawgrass needs more extensive renovations and provides a lot of value-add opportunities.

Every deal needs an exit strategy

That ultimately will lead to a sale of the assets at some point in the future, and Medzigian said CWI’s exit strategy has evolved from his days in the private-equity field.

“In every investment we make, our investment presentation committee has a section on exit strategy,” Medzigian said. “Each asset has a different business plan, but the core part of that is an exit strategy and what the business plan looks like to get it to that exit strategy — so absolutely positioning it for your ultimate buyer. “

CWI is focused on urban and resort markets, although it does have some suburban assets in its portfolio.

Medzigian said suburbanites heading back to the city are fueling the urban renewal that extends to the hotel industry — which makes it a primary target for acquisitions by many hotel companies looking to expand their portfolios.

“You can generally drive better RevPAR in the cities,” he said. “People used to think if you’re in a high cost location like New York, therefore there are barriers to entry. We now know that’s not true. But clearly the barriers to entry are a little more limited when you’re in the suburbs.

“The occupancies in the major markets are so high right now,” he added. “ I like that kind of compression. You’ve got that built-in demand source. “

Medzigian said CWI likes larger markets, but it’s not necessarily set on top 25 markets.

“We certainly get comfort from a lot of demand sources which you get in a larger market, but we’re not tied into sort of New York, Boston, D.C., San Francisco, L.A.,” Medzigian said. “We’re definitely going beyond that. Some of the best performing markets that we’re in are the Nashvilles and Austins, some of these high growth markets. Nashville, Austin, Denver, we’re seeing fantastic performance out of our assets in those markets.”

Resorts also provide high barrier-to-entry opportunities, and one market the company has in its portfolio is the Florida Keys, where it owns the Hawks Cay Resort.

“There’s less supply today than there was 10 years ago in the Florida Keys,” Medzigian said. “There are very, very stringent development controls. Effectively in the Keys if you want to build a room you have to tear down a room. We love markets like that.”

He also pointed out the Fairmont Sonoma Mission Inn, a property the company owns in Napa Valley, California. “I won’t say it’s impossible to build a hotel (there), but the entitlement process is going to go on for a very, very long time,” Medzigian said.

All of this bodes well for the foreseeable future, according to the CEO.

“The growth we’re seeing in the group sector versus transient sector right now is very, very strong,” Medzigian said. “Both from a demand perspective and supply perspective it’s a good time.”

What adds fuel to that growth is the changing demographics of the industry’s overall customer base — which has forced all hotel owners to rethink their strategies and has provided unique value-add opportunities, Medzigian said.

For example, design is playing a more important role than ever. A major renovation at CWI’s Renaissance Hotel in Chicago includes things “you wouldn’t have thought about 10 years ago,” Medzigian said.

“Right down to the point where designers have put in spaces that are going to be perfect for people that want to take selfies. … A lot of technologies, spaces that are really geared toward pop-ups, whether that’s pop-up art installations, other uses that get on social media that get the word out in the community.

“So we’re thinking differently than we were a number of years ago,” he said.

ANNEX B

Hotel News Now Interview at the 27th Annual Hunter Hotel Conference

Michael Medzigian with Jeff Higley, Editorial Director

Published April 17, 2015

http://www.hotelnewsnow.com/Article/15676/CWIs-Medzigian-pushes-for-more-growth

Transcript

Jeff Higley:                   Hi, Jeff Higley with Hotel News Now. We’re here at the Hunter Hotel at the Investments Group conference in Atlanta, sitting with Michel Medzigian, the President and CEO of Carey Watermark Investors. Michael, thanks for taking the time.

Michael Medzigian:               Thanks Jeff.

JH:                       Tell me, how do you categorize your buying strategy in this day and age?

MM:               Well, it’s a little bit different. We call it a growth and income strategy. And if you look around the industry you’ve got some that like doing value-add projects where they, uh, you know: renovation, re-branding, construction, those kinds of things. You’ve got others – that generally falls under the private equity firms. You’ve got others like the public REITs that often buy more stabilized assets.  We do both. And the reason being, we like those, those, value-add opportunities, to hopefully create value, capital appreciation over time. We like those more stabilized opportunities for our current income.

JH:                       So is there an ideal mix of those, 50/50, for what you prefer or is it just what’s available?

MM:               You know, our investors have asked me that question. It’s sort of as portfolios build you know you may have more of one than the other, and then you go and try to balance it out. Whether its 50/40 or 60, you know, 50/50, 60/40 something in that kind of range. We’re trying to keep a balance.

We’re an urban and a resort investor. And in the urban markets, both full-service and select-service.  So, really three things: select-service hotels in urban markets, full-service hotels in urban markets, and resorts. And you know one of the interesting things about full-service hotels and resorts, is there’s very little new supply, as you know. Especially in the resort space, those are very difficult properties to build.  Even in the urban full-service space. I mean, there’s some development going on, but I think this is probably a Smith Travel piece of data that we use, I think last year there might have only been two hotels delivered in the United States with more than 50 thousand square feet of meeting space. So, so we’ve been very active in that space and we like the barriers to entry.

I think people want to be back in the city, it’s where you know, it’s sort of, the technology hubs are, it’s where the intellectual capital is. So it’s not just in the hotel space, I think it’s uh, uh, whether it’s multi-family condo, rental, office - I think the suburbs have probably not fared as well in this recovery as the cities have. And hotels are no different. We certainly get comfort from, you know, a lot of demand sources, which you get in a larger market. But we’re not tied into, you know, sort of New York, Boston, D.C., San Francisco, L.A. We’re definitely going beyond that.

JH:                       You’re a publicly registered REIT not a publicly traded REIT. So, does that give you an advantage of any sorts? Or, what is your advantage in the market?

MM:               Yes, we’ve got the luxury as compared with the publicly register, uh, publicly traded REITs, of building out the portfolio in a way that we think is appropriate. We’re not – there aren’t analysts’ reports that are written on us each quarter, uh, so we’re running the business in a way that we think is best for building the business. I mean there are different times and cycles where the analysts, I guess, reward or penalize the public REITs for different things. They might feel - you know when this recovery first started there was a very strong focus on, again, New York, Boston, San Francisco. Really being in a very narrow band of markets. That might be right, it might not be right. So we’re, you know, we’re kind of focused on what we think is the best way to build the business.